Contact

www.linkedin.com/in/timwolters (LinkedIn)
timwolters.blogspot.com (Blog)
roundpegg.com (Company)
roundpegg.com (Other)

Top Skills

Start-ups

SaaS

Cloud Computing

Honors-Awards

Best Places to Work

Publications

Five Questions with Tim Wolters about Awesome Boulder org

It's all about the people

Patents

PREDICTIVE MONITORING AND PROBLEM IDENTIFICATION IN AN INFORMATION TECHNOLOGY (IT) INFRASTRUCTURE

TopicNet: Identifying sources of media content having a high likelihood of producing on topic content

Tim Wolters

Father, Founder, Fan of the Future
Denver Metropolitan Area

Summary

An inventor and serial entrepreneur from Boulder Colorado, Tim has founded four software and SaaS companies including Dante Software and Collective Intellect, and RoundPegg taking them from conception to revenue generation to sale. He is keenly interested in finding and supporting solutions for climate change and has started a non-profit to funnel that energy through called 1000Gretas.org

Tim is a well-known industry thought leader in machine learning to extract knowledge from unstructured data sources. His work pioneered the use of advanced analytical non-linear correlation models in building business applications. Tim holds patents in the areas of Business Intelligence (BI), Business Activity Monitoring (BAM), and social media influencer analysis.

In addition to startups, Tim has built an eclectic taste for music, poetry, and downhill sports. He has managed a stock market portfolio (5 points of alpha if you care about such things), has been a programmer of the collective (see Toby Segaran's book on Programming Collective Intelligence), Foo Camper, blogger, Tech Stars alumni and mentor, and epicurean wannabe.

Specialties:Start-up Company Formation / Execution; Science/Technology/Product, IP, Business Strategy, Capital Formation; Lean Startup Strategies

Experience

CrowdSolve
CEO and CoFounder
December 2021 - Present (1 year 1 month)
Denver, Colorado, United States

CrowdSolve can onboard thousands of companies into a software platform to help match them to various resources to move their ideas and companies forwards towards incubation.   CrowdSolve helps identify where the company is at on their path to getting successfully off the ground and points them to resources that can help them out. This process ends up creating all of the assets a company needs to apply for the various incubators out there so that it becomes very easy (instead of the onerous last minute process it is today) for them to apply to an incubator. CrowdSolve analyzes acceptance data to figure out what gives each the best shot of getting in to each different incubator. Along the way it is also connecting them with mentors, experts, and access to grants.

On Deck
OnDeck Climate Tech Fellow
June 2021 - Present (1 year 7 months)

1000Gretas
Founding Member
April 2020 - Present (2 years 9 months)
Colorado, United States

Created a non-profit with a set of tech entrepreneurs to find the next generation of problem solvers and crowdsource solutions to global warming.

Gloo
Product Owner
October 2016 - February 2022 (5 years 5 months)
Boulder

Gloo is providing a digital framework for personal growth. Matching up mentors/coaches to individuals and providing all of the power of content creation, recommendation, growth assessment and progress, Gloo is the one stop shop to help you figure out how to get from here to there in life and pairing you with the people that create the shortcuts to make it happen.

RoundPegg
CEO and Founder
May 2009 - March 2017 (7 years 11 months)
Boulder, Colorado

Update! RoundPegg sold in March of 2017 to Achievers, a rewards and recognition company out of Toronto! On to other things!

Scientifically ensuring that your employees perform better, stay longer and are more engaged by quantifying company culture.

We help companies understand their culture from the ground up to help managers lead better and idenfify hires who fit.

Making the world happier one community, one company, one employee at a time.

Techstars
Class of 2010 CEO
May 2010 - August 2010 (4 months)
Boulder

CEO of RoundPegg In the Techstars program in 2010 Boulder class along with Sphero, Kapost, and others.

Collective Intellect
CTO/Founder
April 2005 - May 2009 (4 years 2 months)

Business development, product vision, evangelizing the social media market, marketing, technology direction

webMethods
VP/Chief Architect
October 2003 - April 2005 (1 year 7 months)

reported directly to the CTO - Graham Glass. Provided vision and direction for the business activity monitoring product. Provided technical sales support, conference presentations, and analyst briefings.

Dante Software
CTO/Founder
March 2001 - October 2003 (2 years 8 months)

Founded and was CTO of this Business Activity Monitoring enterprise software company which we later sold to webMethods, an Enterprise Application Integration company.

ccgenesis inc
CTO/Founder
1999 - 2001 (2 years)

cofounded this ebusiness services development and hosting company

Corporate Express
Director of Engineering
1998 - 1999 (1 year)

Reported to CIO, responsible for next generation cataloging technology.

Requisite Technology
Chief Architect
1996 - 1998 (2 years)

Plotted tech direction. Moved company from a Microsoft tech base to Java platform. Worked with large customers to drive market value and keep the customers happy.

Rogue Wave
Senior Software Engineer
1995 - 1996 (1 year)

Designed and implemented the Net.h++ class libraries. Helped to optimize the object relational mapping layer of database.h++ class libraries.

Evolving Systems
Sr Engineer
1992 - 1995 (3 years)

Killer C and C++ coding on large telco projects. Participated on team that brought the first cellular data packet transfer technology to market. (Think first gen of what became 3G).

Education

University of Kansas
Bachelor of Life, Computer · (1982 - 1985)

University of Kansas
Computer Science